August 15, 2006

Larry W. Shackelford
404-504-7651
lws@mmmlaw.com
www.mmmlaw.com

Mr. Mark P. Shuman

Branch Chief - Legal

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Internet Commerce Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed July 6, 2006
File No. 333-134705

Current Report on Form 8-K filed May 12, 2006
Current Report on Form 8-K/A filed June 5, 2006
Current Report on Form 8-K/A filed June 30, 2006
File No. 0-24996

Dear Mr. Shuman:

On behalf of Internet Commerce Corporation (the “Company”), we are writing in response to comments of the Staff set forth in the Commission’s letter dated August 1, 2006.  Along with this letter, we are transmitting, for filing, Amendment No. 2 to the Registration Statement on Form S-3 (“Form S-3”), which amends the Company’s filing on Amendment No. 1 to the Registration Statement Form S-3 filed with the Commission on July 6, 2006 (as amended, the “Amended Form S-3”).

As a courtesy to the Staff, we are providing three paper copies of the Amended Form S-3 under separate cover, two of which have been marked to show the changes effected in the Amended Form S-3 in response to comments of the Staff.  The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.

                We respond to the specific comments of the Staff as follows:

Buckhead Office	1600 Atlanta Financial Center	With offices in	Charlotte, N.C.
(404) 233-7000	3343 Peachtree Road, N. E.		Washington, DC
Atlanta, Georgia 30326
Fax: (404) 365-9532

Form S-3/A

General

1.                                      Please file updated consents from your auditors and an updated legal opinion with your next amendment.

Response:

The updated auditor consents and legal opinion are being filed as exhibits to the Amended Form S-3.

Selling Stockholders, page 10

2.                                      Please refer to prior comment 2 from our letter dated June 23, 2006. We note your revised disclosure regarding the individual or individuals who exercise the voting and dispositive powers with respect to the shares to be offered for resale by Crossbow Venture Partners, First Island Capital and RG Securities. However, no natural person disclosure was provided for Oppenheimer & Co. Please revise.

Response:

Oppenheimer & Co. is a subsidiary of Oppenheimer Holdings Inc., a publicly-held company subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended.  The Form S-3 has been revised to disclose this information in the footnote to the selling stockholders table.

3.                                      Please refer to prior comment 3 from our letter dated June 23, 2006. We note your revised disclosure that First Island Capital and RG Securities are affiliates of registered broker-dealers.  However, it is unclear whether Oppenheimer & Co. and Messrs. Goodman, Garfin and Solomon are affiliates of registered broker-dealers.  Given your disclosure that they received the shares being offered on their behalf upon exercise of warrants issued as compensation for financial services provided in various unregistered offerings of your securities, it appears these selling stockholders may have been affiliates of registered broker-dealers or performing activities of broker-dealers when the warrants were earned.  Please clarify the nature of the financial services and otherwise revise.

Response:

Oppenheimer & Co. is a registered broker-dealer.  Goodman, Garfin and Solomon are affiliates of registered broker-dealers.  The Form S-3 has been revised to disclose this information in the footnote to the selling stockholders table.

                The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing information addresses the Staff’s comments regarding the Form S-3.  If you have any questions regarding this letter, please do not hesitate to contact me at 404-504-7651.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Larry W. Shackelford

Larry W. Shackelford

cc:	Ms. Rebekah Toton, SEC
Mr. Glen E. Shipley